EXHIBIT 99.1

Equus Energy, LLC and Subsidiary

Consolidated Financial Statements

As of December 31, 2024 and 2023 and for the three years ended December 31, 2024

TableOfContents

Equus Energy, LLC and Subsidiary

2

TableOfContents

Independent Auditor’s Report

Board of Managers

Equus Energy, LLC

Houston, Texas

Opinion

We have audited the consolidated financial statements of Equus Energy, LLC and its subsidiary (collectively, the Company), which comprise the consolidated balance sheets as of December 31, 2024 and 2023, and the related consolidated statements of operations, changes in member’s (deficit) equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations, negative cash flows from operations, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

3

TableOfContents

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ BDO USA, P.C.

Houston, Texas

April 10, 2025

4

TableOfContents

Equus Energy, LLC and Subsidiary

Consolidated Balance Sheets

December 31,	2024	2023

Assets

Current Assets
Cash	$6,649	$71,174
Accounts receivable	207,456	167,061

Total Current Assets	214,105	238,235

Oil and Gas Properties, net, using full cost method	51,909	76,508

Total Assets	$266,014	$314,743

Liabilities and Member's Deficit

Current Liabilities
Accounts payable and other current liabilities	$126,575	$104,525
Due to Parent	128,499	126,498

Total Current Liabilities	255,074	231,023

Asset Retirement Obligations	225,941	232,836

Total Liabilities	481,015	463,859

Commitments and Contingencies (See Note 7)

Member's Deficit	(215,001)	(149,116)

Total Liabilities and Member's Deficit	$266,014	$314,743

See accompanying notes to the consolidated financial statements.

5

TableOfContents

Equus Energy, LLC and Subsidiary

Consolidated Statements of Operations

Year Ended December 31,	2024	2023	2022

Operating Revenue
Oil revenue	$378,620	$383,582	$371,241
Natural gas liquids revenue	83,535	124,351	415,873
Natural gas revenue	170,411	137,152	275,714

Total Operating Revenue	632,566	645,085	1,062,828

Operating Expenses
Direct operating expenses	420,246	503,933	420,376
Depletion, depreciation, amortization and accretion	17,729	3,999	3,792
Professional fees	264,814	739,860	774,651
General and administrative	8,623	355,691	396,987
Total Operating Expenses	711,412	1,603,483	1,595,806

Net Operating Loss	(78,846)	(958,398)	(532,978)

Non-operating Income
Other income	12,961	1,000,000	—
Total Non-operating Income	12,961	1,000,000	—

Net (Loss)/ Income	$(65,885)	$41,602	$(532,978)

See accompanying notes to the consolidated financial statements.

6

TableOfContents

Equus Energy, LLC and Subsidiary

Consolidated Statements of Changes in Member’s (Deficit) Equity

Total
Member's
(Deficit) Equity

Balance, January 1, 2022	$192,260

Capital contribution	150,000

Net loss	(532,978)

Balance, December 31, 2022	$(190,718)

Net income	41,602

Balance, December 31, 2023	$(149,116)

Net loss	(65,885)

Balance, December 31, 2024	$(215,001)

See accompanying notes to the consolidated financial statements.

7

TableOfContents

Equus Energy, LLC and Subsidiary

Consolidated Statements of Cash Flows

Year Ended December 31,	2024	2023	2022

Cash Flows from Operating Activities
Net (loss) income	$(65,885)	$41,602	$(532,978)
Adjustments to reconcile net (loss) income to net
cash used in operating activities:
Depletion, depreciation and amortization	15,060	2,078	1,914
Accretion expense,net	2,669	1,921	1,878
Changes in operating assets and liabilities:
Accounts receivable	(40,395)	40,706	6,946
Prepaid expenses and other current assets	—	11,824	(11,824)
Accounts payable and accrued liabilities	22,050	(4,966)	7,290
Due to Parent	2,001	(223,548)	—

Net Cash Used in Operating Activities	(64,500)	(130,382)	(526,774)

Cash Flows from Investing Activities
Additions to oil and gas properties	(25)	—	—
Investment in oil and gas properties	—	(3,835)	(57,962)

Net Cash Used in Investing Activities	(25)	(3,835)	(57,962)

Cash Flows from Financing Activities
Capital contribution	—	—	150,000
Net Cash Provided by Financing Activities	—	—	150,000

Net Decrease in Cash	(64,525)	(134,217)	(434,736)

Cash, beginning of year	71,174	205,391	640,127

Cash, end of year	$6,649	$71,174	$205,391

See accompanying notes to the consolidated financial statements.

8

TableOfContents

Equus Energy, LLC and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2024, 2023 and 2022

1.	Nature of Operations

Equus Energy, LLC (“Equus Energy”) was formed in November 2011 as a wholly-owned subsidiary of Equus Total Return, Inc. (the “Fund”) to make investments in properties in the energy sector, with a particular emphasis on income-producing oil & gas properties. In December 2011, the Fund made an initial contribution of $250,000 to Equus Energy. On December 27, 2012, the Fund invested an additional $6,800,000 in Equus Energy for the purpose of additional working capital and to fund the purchase of various working interests, presently consisting of 136 producing and non- producing oil and gas wells. The interests were acquired by EQS Energy Holdings, Inc., a taxable wholly-owned subsidiary of Equus Energy (Equus Energy and EQS Energy Holdings, Inc. are collectively referred to herein as the “Company”). On September 30, 2020, we converted $561,000 in related party payable to equity for the purpose of additional working capital. On June 30, 2021, the Fund provided an additional $350,000 in capital to Equus Energy for the purpose of additional working capital. On December 31, 2022, the Fund provided an additional $150,000 in capital to Equus Energy for the purpose of additional working capital. See Subsequent Events in Note 9 below where the Fund sold its ownership interest in Equus Energy in the first quarter of 2025.

Working interests owned as of December 31, 2024 include associated development rights in Texas and Oklahoma. The working interests range from a de minimus amount to 50% of the leasehold that includes these wells.

The wells are operated by a number of experienced operators, including Burk Royalty Co., LTD (“Burk”). Burk has operating responsibility for all of the Company’s producing and non-producing well interests located in the Conger Field, an oil and gas field on the edge of the Permian Basin. The Company has a 50% working interest in each of the leases on which the wells are located, along with working interests of 7.5% and 2.5% in the Burnell and North Pettus Units, respectively, located in the area known as the “Eagle Ford Shale” play.

Liquidity & Going Concern

Oil prices increased significantly in 2022 commencing with the buildup and subsequent invasion of Ukraine by Russian forces in February 2022. However, since the end of the second quarter of 2022, except for a temporary increase during the 3rd quarter of 2023, oil prices have largely retreated to pre-invasion levels throughout 2024 and the oil price barrel was $72.44 as of December 31, 2024. Natural gas liquids (“NGL”) experienced a similar trend in 2022 and continued falling throughout the second half of the year and into 2023 and 2024 and, as of December 31, 2024, the NGL price was $7.28 per MMBTU. Natural gas prices experienced high volatility in 2022 but have been generally stable throughout 2023 and 2024, and as of December 31, 2024, natural gas price was $3.40 per MMBTU. Nevertheless, consistently lower prices for natural gas has decreased the economic feasibility of certain of Equus Energy’s well interests.

As a result, Equus Energy could see future capital expenditures postponed indefinitely, which could have a material adverse effect upon the operations and long-term financial condition of Equus Energy. The substantial decrease in natural gas spot prices has had a similar effect upon Equus Energy’s revenue. This decrease, as well as the shut-in of presently uneconomic wells due to low prices and excess demand has had, and is expected to continue to have, a material adverse effect on the present and near-term cash flows of Equus Energy. The factors discussed above, therefore, raise substantial doubt about Equus Energy’s ability to continue as a going concern.

The Company experienced net operating losses of $78,846, $958,398, and $532,978 during the years ended December 31, 2024, 2023, and 2022, respectively. During the years ended December 31, 2024, 2023 and 2022, the Company experienced negative cash flows from operations of $64,500, $130,382, and $526,744, respectively.

As of December 31, 2024, we had $6,649 in available cash and, under current operating and pricing conditions, we believe substantial doubt exists as to whether Equus Energy will be able to fund its operations for the next twelve months. It is possible Equus Energy will require loans or capital investment from one or more sources, or will be required to dispose of certain of its assets, to cover a potential cash shortfall. Equus Energy does not presently have any existing commitments to fund any such shortfall, should it occur, and cannot guarantee that it will be able to secure a commitment in the future.

9

TableOfContents

Equus Energy, LLC and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2024, 2023 and 2022

Future Plans and Considerations

See Subsequent Events in Note 9 below where the Fund sold its ownership interest in Equus Energy in the first quarter of 2025.

2.	Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The accompanying consolidated financial statements are prepared on the accrual basis of accounting as codified in the Financial Standards Accounting Board’s (“FASB”) Accounting Standards Codification (“ASC”) and include the accounts of the Company. All significant intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management believes that these estimates and assumptions provide a reasonable basis for the fair presentation of the consolidated financial statements.

Significant estimates include volumes of oil and natural gas reserves used in calculating depreciation and depletion of oil and gas properties, future net revenues, abandonment obligations, impairment of undeveloped properties, the collectability of outstanding accounts receivable, contingencies, and the results of current and future litigation. Oil and natural gas reserve estimates, which are the basis for unit-of-production depreciation and depletion, and impairment have numerous inherent uncertainties. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Subsequent drilling results, testing, and production may justify revision of such estimates. Accordingly, reserve estimates are often different from the quantities of oil and natural gas that are ultimately recovered. In addition, reserve estimates are sensitive to changes in wellhead prices of crude oil and natural gas.

The significant estimates are based on current assumptions that may be materially affected by changes to future economic conditions such as the market prices received for sales of volumes of oil and natural gas. Future changes in these assumptions may affect these significant estimates materially in the near term.

Receivables

Accounts receivable primarily consists of accrued revenues from oil and gas sales. The Company routinely assesses the recoverability of all material receivables to determine their collectability. The Company recognizes a reserve on a receivable when, based on the judgment of management, it is likely that a receivable will not be collected and the amount of any reserve may be reasonably estimated. No allowance for credit losses was considered necessary as of December 31, 2024 and 2023.

In June 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments – Credit Losses (Topic 326) (“ASC 326” or “CECL”) in response to concerns raised regarding the delayed recognition of losses on financial assets that do not meet the “probable” threshold, but are expected, as of the reporting date. The new guidance under ASU 2016-13 is effective for Equus Energy, LLC and Subsidiary for the fiscal year, including interim reporting periods, beginning on January 1, 2023. The Company has concluded that the implementation of ASC 326 did not have a material impact on the Company’s receivables or consolidated financial statements.

10

TableOfContents

Equus Energy, LLC and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2024, 2023 and 2022

Oil and Gas Properties

The Company follows the full cost method of accounting for oil and gas properties. Under this method of accounting, all costs incurred for both successful and unsuccessful exploration and development activities, including salaries, benefits and other internal costs directly identified with these activities, and oil and gas property acquisitions are capitalized. All costs related to production, general corporate overhead or similar activities are expensed as incurred. Proved properties are amortized using the units of production method (“UOP”). The UOP calculation, in its simplest terms, multiplies the percentage of estimated proved reserves produced by the cost of those reserves. The amortization base in the UOP calculation includes the sum of proved property, net of accumulated depreciation, depletion and amortization (“DD&A”), estimated future development costs (future costs to access and develop reserves) and asset retirement costs that are not already included in oil and gas property, less related salvage value. In arriving at rates under the UOP method, the quantities of recoverable oil and natural gas reserves are established based on estimates made by the third-party geologists and engineers using end-of-period costs and an unweighted arithmetic average of commodity prices in effect on the first day of each of the previous twelve months, held flat for the life of the production, except where prices are defined by contractual arrangements. Prices are adjusted for “basis” or location differentials which require significant judgment, as does the projection of future production volumes and levels of future costs, including future development costs. In addition, considerable judgment is necessary in determining when unproved properties become impaired and in determining the existence of proved reserves once a well has been drilled. All of these judgments may have significant impact on the calculation of depletion expense.

Under the full-cost method of accounting, the net book value of oil and gas properties may not exceed a calculated “ceiling.” The ceiling limitation is the estimated future net cash flows from proved oil and gas reserves, discounted at ten percent per annum. Estimated future cash flows exclude future cash outflows associated with settling accrued asset retirement obligations. The estimated future net cash flows are calculated using end-of-period costs and an unweighted arithmetic average of commodity prices in effect on the first day of each of the previous twelve months, held flat for the life of the production, except where prices are defined by contractual arrangements. Prices are adjusted for “basis” or location differentials. Any excess of the net book value of proved oil and gas properties over the ceiling is charged to expense and reflected as impairment in the accompanying statements of operations. Equus Energy did not record any impairment during the years ended December 31, 2024, 2023 or 2022.

Proceeds from the sales or disposition of oil and gas of proved and unproved properties are accounted for as a reduction of capitalized costs with no gain or loss recognized, unless such reduction would significantly alter the relationship between capitalized costs and proved reserves, in which case the gain or loss is recognized in the statement of operations. In general, a significant alteration occurs when the deferral of gains or losses will result in an amortization rate materially different from the amortization rate calculated upon recognition of gains or losses. Abandonments of properties are accounted for as adjustments of capitalized costs with no loss recognized.

11

TableOfContents

Equus Energy, LLC and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2024, 2023 and 2022

Revenue Recognition

The Company recognizes revenue at the point in time when control of the promised goods is transferred to customers at an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The Company’s revenue is generated primarily from the sale of oil, gas, and NGL’s produced from working interests and to a lesser extent from royalty interests in oil and gas properties owned by the Company. As a working interest owner, the Company is responsible for the incurred production expenses proportionate to the interest stipulated in the operating agreement. As a non-operator, the Company does not manage the daily well operations, which are borne by the well operator. Sales of oil, gas and NGLs are recognized at the time control of the product is transferred to the customer.

Various arrangements amongst the nine different oil and gas properties all differ in some respects, although they do share the commonality that, as a non-operating working interest holder, the Company does not engage in the selling process, but instead relies on the operator, as their selling agent, for negotiating and determining pricing, volume, and delivery terms. Such pricing terms are often a function of a specified discount from the daily/monthly NYMEX or Henry Hub average. The discount is usually based on differentials such as distance of the field/wells from the distribution node or the buyer’s storage facility, as well as the quality of the product itself (i.e., in the case of oil, its gravity).

Revenue is measured based on consideration specified in the contract with the customer, and excludes any amounts collected on behalf of third parties. The Company recognizes revenue in the amount that reflects the consideration it expects to be entitled to in exchange for transferring control of those goods to the customer. The contract consideration is typically allocated to specific performance obligations in the contract according to the terms of the contract. Each unit of oil or gas is considered a separate performance obligation under the contract. Wells are spot measured once a month to determine production and the composition of each of the products (i.e. oil, gas, NGLs) from the well. Each month the consideration obtained by the operator is allocated to the related performance obligations.

Performance Obligations

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer, and is the unit of account in ASC 606. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. Revenue is recognized when performance obligations are satisfied in accordance with contractual terms, in an amount that reflects the consideration the Company expects to be entitled to in exchange for services rendered.

Depending on the contract and commodity, there are various means by which upstream entities can transfer control (i.e., at the wellhead, inlet, tailgate of the processing plant, or a location where the product is delivered to a third party). The Operator has control of the commodity before it is extracted, therefore consideration must be given to whether the transfer of control of the commodity is to the operator or to the end customer at the point of sale.

Unless special arrangements are entered into, the Company’s performance obligations are generally considered performed when control of the extracted commodity transfers when it is delivered to the end customer at the agreed- upon market or index price. At the end of each month, when the performance obligation is satisfied, the variable consideration can be reasonably estimated. Variances between the Company’s estimated revenue and actual payments are recorded in the month the payment is received.

12

TableOfContents

Equus Energy, LLC and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2024, 2023 and 2022

Contract Balances

Receivables from contracts with customers are recorded when the right to consideration becomes unconditional, generally when control of the product has been transferred to the customer. Under the terms of the Company’s contract with the operator, the operator processes invoices to the liable parties and payments to the interest owners. Other than trade receivables, the Company’s contracts do not give rise to contract assets or liabilities under ASC 606. Receivables from oil and gas sales were $109,635 and $49,523 at December 31, 2024 and 2023. On January 1, 2023, the Company had outstanding receivables of $93,314 related to oil and natural gas sales.

Principal vs. Agent

ASC 606 focuses on control of the specified goods and services as the overarching principle for entities to consider when determining whether they are acting as a principal or an agent.

An entity acting as a principal records revenue on a gross basis if it controls a promised good or service before transferring that good or service to the customer. An entity is an agent if it does not control the promised good or service before transfer to the customer. If the entity is an agent, it records as revenue the net amount it retains for its agency services. However, due to the uncertainty of the variable pricing component and the separation of expenses billed to the Company from the consideration processed and paid by the operator, the revenue is recorded at net.

Under the Company’s normal operating activity arrangements, the operator is responsible for negotiating, fulfilling and collecting the agreed-upon amount from the sale with the end customer and is, therefore, determined to be acting as agent on behalf of the Company. The principal versus agent consideration will continue to be assessed for new contracts, both within and outside the company’s normal operating activities.

Major Customers and Concentration of Credit Risk

In the exploration, development and production business, production is normally sold to relatively few customers. Substantially all of the Company’s customers are concentrated in the oil and natural gas industry and revenue can be materially affected by current economic conditions, the price of certain commodities such as crude oil and natural gas and the availability of alternate purchasers. The Company believes the loss of any of its major purchasers would not have a long-term material adverse effect on its operations.

Environmental Expenditures

The Company is subject to extensive federal, state and local environmental laws and regulations. These laws regulate the discharge of materials into the environment and may require the Company to remove or mitigate the environmental effects of the disposal or release of petroleum or chemical substances at various sites. Environmental expenditures are expensed or capitalized depending on their future economic benefit. Expenditures that relate to an existing condition caused by past operations and that have no future economic benefits are expensed.

Liabilities for expenditures of a non-capital nature are recorded when environmental assessment and/or remediation is probable, and the costs can be reasonably estimated. Such liabilities are generally undiscounted unless the timing of cash payments for the liability or component is fixed or reliably determinable. No such liabilities existed or were recorded at December 31, 2024 and 2023.

13

TableOfContents

Equus Energy, LLC and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2024, 2023 and 2022

Asset Retirement Obligations

The initial estimated asset retirement obligation related to oil and gas properties is recorded as a liability at its fair value, with an offsetting asset retirement cost recorded as an increase to the associated oil and gas properties on the consolidated balance sheet. If any of the assumptions used in determining the fair value of the recorded asset retirement obligation change, a revision is recorded to both the asset retirement obligation and the asset retirement cost. Revisions in estimated liabilities can result from changes in estimated inflation rates, changes in estimated plugging and abandonment costs and changes in the estimated timing of an asset’s retirement. Asset retirement costs are included within the full cost pool and depleted as part of the amortization base associated oil and gas properties. Accretion on the liability is recognized over the estimated productive life of the related assets. Accretion expense for the years ended December 31, 2024, 2023 and 2022 were $2,669, $1,921 and $1,878, respectively.

Income Taxes

For state tax purposes, EQS Energy Holdings, Inc. files a combined Texas Gross Margin filing with its direct parent Equus Energy, and a new affiliate, Morgan E&P, LLC, with their direct parent Equus Total Return, Inc. However, Equus Energy is disregarded as an entity separate from its owner for U.S. federal income tax purposes, and its activity is reported by Equus Total Return, Inc.

EQS Energy Holdings, Inc., conversely, is a taxable C-corporation that is not included in either the tax returns for Equus Energy, LLC or Equus Total Return, Inc. under U.S. federal income tax principles, and accordingly files a separate corporate income tax return.

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of the events that have been included in the consolidated financial statements.

Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company records deferred tax assets to the extent the Company believes these assets will more-likely-than-not be realized. In making such determinations, the Company considers all available positive and negative evidence, including future reversals of existing temporary differences, projected future taxable income, tax planning strategies and recent financial operations. In the event the Company were to determine that it would be able to realize deferred income tax assets in the future in excess of their net recorded amount, an adjustment to the valuation allowance would be made which would reduce the provision for income taxes.

14

TableOfContents

Equus Energy, LLC and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2024, 2023 and 2022

ASC Topic 740-10, Income Taxes, provides that a tax benefit from an uncertain position may be recognized in the financial statements when it is more-likely-than-not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on technical merits. This guidance also addresses measurement, derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition. The Company has no material uncertain tax positions in its prior or current tax filings. All of the Fund’s federal and state tax returns for 2020 through 2023 remain open to examination.

Recently Issued Accounting Pronouncements

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The guidance aims to improve the effectiveness of income tax disclosures primarily through improvements to the income tax rate reconciliation disclosure along with information on income taxes paid. The guidance is effective for the Company for fiscal years beginning after December 15, 2025 with early adoption permitted. We are currently evaluating the impact of this standard.

In November 2024, the FASB issued ASU 2024-03, Income Statement (Subtopic 220-40) Reporting Comprehensive Income-Expense Disaggregation Disclosures, which broadens the disclosures required for certain costs and expenses in the Company’s annual and interim consolidated financial statements. This ASU is effective prospectively for fiscal years beginning after December 15, 2026, and interim reporting periods within fiscal years beginning after December 15, 2027. The Company is currently evaluating the impact of this standard.

3.	Oil and Gas Properties

Oil and gas properties as of December 31, 2024 and 2023 consist of the following:

	2024	2023

Properties being depleted	$8,163,785	$8,173,325
Less: accumulated depreciation, depletion and impairment	(8,111,876)	(8,096,817)

Oil and gas properties, net	$51,909	$76,508

4.	Asset Retirement Obligations

The following summarizes the changes in the asset retirement obligation during the years ended December 31, 2024 and 2023:

	2024	2023

Balance, beginning of year	$232,836	$216,297
Revisions	(9,564)	14,618
Accretion, net of settlements	2,669	1,921

Balance, end of year	$225,941	$232,836

15

TableOfContents

5.	Fair Value Measurements

Equus Energy uses various inputs in determining the fair value of certain assets and liabilities. ASC 820, Fair Value Measurements and Disclosures, establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The three levels of the fair value hierarchy under ASC 820, including the types of Company assets or liabilities that fall under each category and the valuation methodologies used to measure fair value, are described below:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2 - Inputs to the methodology are other than quoted market prices in active markets that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices that are in inactive markets; inputs other than quoted prices that are observable for the assets or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 - Inputs to the valuation methodology are unobservable inputs (i.e. projections, estimates, interpretations, etc.) that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The inputs and methodology used for valuing the Company’s assets and liabilities are not indicators of the risks associated with those assets and liabilities.

The following is a description of the valuation methodology used for assets and liabilities measured at fair value:

Asset retirement obligation at initial recognition: the fair value of the Company’s ARO is based on the present value of future estimated cash flows, using a credit-adjusted risk free discount rate and has been categorized under ASC 820 as a Level 3 fair value assessment.

The Company’s financial instruments consist primarily of cash, accounts receivable, accounts payable and other current liabilities and amounts due to parent. The carrying amounts of accounts receivable, accounts payable and other current liabilities and amounts due to parent are representative of their respective fair values due to short-term maturity of these instruments.

6.	Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and receivables. The Company maintains its cash with a financial institution it believes has high credit quality. The Company at times maintains bank deposits in excess of insured limits. The possibility of a loss exists if the bank holding excess deposits were to fail. Trade receivables result from oil and gas sales to a small number of purchasers. To mitigate this credit risk, the Company closely monitors the payment history and credit worthiness of each customer.

16

TableOfContents

7.	Legal Matters and Contingencies

Litigation and Other Legal Matters

In 2023, the Company settled a legal dispute with a former operator of one of its properties for $1.0 million.

In the normal course of business, the Company may be party to various pending or threatened claims, lawsuits and administrative proceedings seeking damages or other remedies concerning its commercial operations, employees and other matters. Although the outcome of any pending legal proceedings is unknown, the Company believes that any liability resulting from the outcome of such proceedings, to the extent not otherwise provided for or covered by insurance, will not have a material adverse effect on the Company’s consolidated financial positions, results of operations or liquidity.

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company’s management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a loss contingency indicates that it is probable that a loss has been incurred and the amount of the liability can be reasonably estimated, then the estimated liability is accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed. The Company expenses legal costs associated with contingencies as incurred.

Environmental Contingencies

The Company’s activities are subject to local, state and federal laws and regulations governing environmental quality and pollution control in the United States. The exploration, drilling and production from wells, natural gas facilities, including the operation and construction of pipelines, plants and other facilities for transporting, processing, treating or storing natural gas and other products, are subject to stringent environmental regulation by state and federal authorities, including the Environmental Protection Agency (“EPA”). Such regulation can increase our cost of planning, designing, installing and operating such facilities.

Significant fines and penalties may be imposed for the failure to comply with environmental laws and regulations. Some environmental laws provide for joint and several strict liabilities for remediation of releases of hazardous substances, rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. In addition, we may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances, such as oil and natural gas related products.

At the present time, the Company believes that none of the environmental laws materially hinder nor adversely affect the Company business. The Company believes it has abided by and is currently in compliance with all applicable environmental laws.

17

TableOfContents

8.	Income Taxes

The provision for income taxes for the years ended December 31, 2024, 2023, and 2022 consisted of the following:

Years Ended December 31,	2024	2023	2022

Current (expense) benefit:
Federal	$(11,769)	$(184,672)	$(85,267)
State	(1,273)	(1,148)	(2,198)

Total current (expense) benefit	(13,042)	(185,820)	(87,465)

Deferred (expense) benefit:
Federal	12,037	184,913	86,550
State	1,005	907	915

Total deferred (expense) benefit	13,042	185,820	87,465

Total benefit (expense)	$—	$—	$—

The components of the net deferred tax assets (liabilities) in the Company’s balance sheets were as follows:

As of December 31,	2024	2023

Deferred tax assets:
Properties	$647,355	$683,015
Asset retirement obligation	47,447	48,895
State taxes	23,120	24,393
Net operating loss carryforwards	282,882	259,819
Total deferred tax assets	1,000,804	1,016,122
Valuation allowance	(995,949)	(1,010,999)
Deferred tax assets after valuation allowance	4,855	5,123
Deferred tax liabilities:
State tax deduction	(4,855)	(5,123)
Total deferred tax liabilities	(4,855)	(5,123)
Total net deferred tax assets (liabilities)	$—	$—

The provision for income taxes varies from the maximum federal statutory rate of 21% for the years ended December 31, 2024, 2023, and 2022, respectively, as follows:

18

TableOfContents

Years Ended December 31,	2024	2023	2022

Income tax expense (benefit) at federal statutory rate	$(13,836)	$8,737	$(111,925)
Effect of state income taxes	1,005	907	915
Non-deductible Equus Energy, LLC Loss	7,774	(8,737)	198,476
Elimination	18,099	184,913	—
Change in valuation allowance	(13,042)	(185,820)	(87,465)

Total	$—	$—	$—

Deferred income tax assets and liabilities are recorded based on enacted tax rates applicable to the future period when those temporary differences are expected to be recovered or settled. For the tax years ended December 31, 2024, 2023, and 2022 the Company’s U.S Federal statutory tax rate was 21%. The Company is also subject to the Texas Gross Margin tax of .75% of modified taxable income as determined for Texas purposes. This combination results in a marginal blended tax rate of approximately 21.6%.

At each of December 31, 2024, and 2023, the tax effected amount of U.S. Federal net operating loss carryforwards (“NOLs”) totaled $282,882 and $259,819, respectively. As of December 31, 2024, $26,295 in NOLs will begin to expire in varying amounts between 2036 and 2037 and the remaining $256,586 can be carried forward indefinitely.

The Company has determined, after weighing both positive and negative evidence, that the net deferred tax asset (“DTA”) for the Company is not more-likely-than-not to be realizable. Therefore, valuation allowances of $995,949 and $1,010,999 were established at December 31, 2024 and 2023, respectively, to completely offset the net DTA at each year end.

During the current period, the Company has estimated a taxable loss. This NOL will be carried forwarded indefinitely with no expiration and is fully offset with a valuation allowance. As such, the Company has not recorded any current income tax expense or benefit for the period.

As of December 31, 2024, the Company has not recorded a reserve for uncertain tax positions.

9.	Subsequent Events

On February 13, 2025, the Company sold its leasehold interest in the McCrory well and associated acreage located in Eastern Oklahoma in exchange for $25,000 in cash.

On March 3, 2025, Equus Total Return, Inc. (“ETR”), our former parent company, sold the Company to North American Energy Opportunities Corp., a developer of upstream oil and gas assets (“NAEOC”). The consideration provided by NAEOC consisted of $1.25 million in cash and 27,500 shares of preferred stock, redeemable within 6 months of the date of issuance at $100.00 per share, or an aggregate of $2.75 million, conditional upon ETR facilitating NAEOC’s acquisition of operating rights with respect to the Company’s holdings in the Conger Field, as well as the acquisition of the working interests associated with the Conger Field not already held by the Company.

The Company evaluates events and transactions occurring after the balance sheet date but before the financial statements are available to be issued. The Company evaluated such events and transactions through April 10, 2025, the date the consolidated financial statements were available for issuance.

19